

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 11, 2007

Mr. Gordon Lancaster
Chief Financial Officer
Ivanhoe Energy Inc.
Suite 654 – 999 Canada Place
Vancouver, Canada V6C 3E1

      Re: **Ivanhoe Energy Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2006
              Filed March 16, 2007
              Response Letter Dated November 26, 2007
              File No. 000-30586

Dear Mr. Lancaster:

We have reviewed your filing and response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

General

1.   We understand that you will include enhanced disclosures in your future periodic reports, consistent with the responses you provided during this review, and which are consistent with the guidance provided in the additional comment in this letter.

Engineering Comments

Supplementary Disclosures About Oil and Gas Production Activities (Unaudited), page 73

2.   We have reviewed your response to prior comment two of our letter dated October 22, 2007, regarding the reasons for various changes in your reserves. In future filings, please ensure that you disclose the reasons for significant line item

reserve quantity changes from year to year, such as those attributed to revisions and sales of reserves, for all three years reported, to comply with paragraph 11 of SFAS 69.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response.   Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief